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                             August 28, 2023

       Zhuowei Zhong
       President & Chairman of the Board
       JRSIS HEALTH CARE Corp
       3/F Building A , De Run Yuan
       No. 19 Chang Yi Road , Chang Ming Shui
       Wu Gui Shan , Zhong Shan City 528458

                                                        Re: JRSIS HEALTH CARE
Corp
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed April 17,
2023
                                                            Form 10-K/A for
Fiscal Year Ended December 31, 2022
                                                            Filed July 26, 2023
                                                            Response dated July
26, 2023
                                                            File No. 001-36758

       Dear Zhuowei Zhong:

              We have reviewed your July 26, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 12, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 19

   1. We note your statement that you reviewed your material contracts and public filings in connection with your
required submission under paragraph (a). Please supplementally describe any additional
materials that were reviewed and tell us whether you relied upon any legal opinions or
third party certifications such as affidavits as the basis for your submission.
 Zhuowei Zhong
JRSIS HEALTH CARE Corp
August 28, 2023
Page 2



Amendment No.1 to Form 10-K for the Fiscal Year Ended December 31, 2022

Part I
Item 1. Business
Intra-Company Transfer of Funds, page 7

2. We note your response to comment 5 and reissue the comment in part. Please revise your disclosure here to also clearly describe how cash will be transferred through your organization for any future transfers of funds, dividends or distributions that may be made with reference to your specific cash management policies.
PRC Laws and Regulations Requiring Laidian to Secure Government Approval , page
9

3.    We note your revised disclosure here that    [w]ith regard to PRC
regulation of the
      involvement of offshore entities and investors with Chinese companies, [you] have consulted Chinese legal counsel and received their opinions and
assurances.    We also note
      your disclosure on page 10 that if you offer securities to the public in
the future    Laidian
      will be required to comply with the permission requirements of the China Securities
      Regulatory Commission (the    CSRC   ) and the Cyberspace Administration
of China (the
         CAC   ) in order for JRSIS to sell securities in the U.S. or
elsewhere.    Please revise your
      disclosure here and elsewhere throughout the annual report where you discuss whether you may be subject to the permission requirements of the CSRC and the CAC, such as on pages 13-15, to clarify whether you have consulted with Chinese legal counsel and received their opinions and assurances specifically with respect to these permission requirements.
        You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Contact
Christopher Dunham at 202-551-3783 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. Please contact Jessica Ansart at 202-551-4511 or Abby Adams at 202-551-6902 with any other questions.



                                                            Sincerely,

FirstName LastNameZhuowei Zhong                             Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameJRSIS HEALTH CARE Corp
                                                            Services
August 28, 2023 Page 2
cc:       Robert Brantl
FirstName LastName